PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release TSX: PFN OTCBB: PAWEF	NEWS RELEASE
Toll Free 1.800.667.1870	www.pfncapital.com

August  26th, 2005

Union Bay Platinum Project, Alaska

2005 Exploration Program Completed

Vancouver, BC - August 26th, 2005 The 2005 Union Bay exploration program focussed on several areas identified from last year’s airborne magnetic survey and the ground followup completed earlier this year.  A 10,000 foot drill program tested a number of these targets within these prospective areas but did not identify significant follow up targets for the Joint Venture.

Joint venture partner Lonmin Plc has notified Pacific North West Capital Corp. (PFN) and Freegold Ventures Limited (Freegold) that it will not fund further exploration on the remaining areas.  However, PFN, which may earn up to a 50% interest in the property, has notified Freegold that it intends to retain the project; by reducing the property size to encompass the remaining prospective target areas identified to date.

PFN President Harry Barr stated “Lonmin have been excellent partners and we are pleased to have worked with them on the Union Bay Project”. A final report on the 2005 exploration program is expected to be issued by the end of October.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is a well financed North American exploration company with approximately $ 5 million in working capital and no debt. PFN is currently exploring the River Valley PGM Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum) and the Agnew Lake PGM Project, currently under option to Anglo Platinum. Anglo Platinum has funded in excess of $20 million dollars towards the exploration of these two projects. PFN is also exploring the West Timmins Nickel Project where it may earn up to a 100% from Falconbridge Limited. Drilling on the West Timmins Project is expected to commence in the late fall of 2005.

For further information, please call Toll Free 1.800.667.1870, fax 604.685.8045, email ir@pfncapital.com, or visit our website at www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.